Fisher Asset Management, LLC
13100 Skyline Boulevard
Woodside, CA 94062

December 4, 2012

VIA EDGAR TRANSMISSION

Mr. Vince DiStefano
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

Re:	The Purisima Funds (the “Trust”) File No.: 333-09153 and 811-07737 The Purisima All-Purpose Fund (S000005936)

Dear Mr. DiStefano:

This correspondence is filed in response to the oral comments and suggestions provided to U.S. Bancorp Fund Services, LLC, on behalf of the Trust, on November 13, 2012, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 28 to its registration statement.  PEA No. 28 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on October 2, 2012 for the purpose of making material changes to the investment strategies of the Trust’s series, The Purisima All-Purpose Fund (the “Fund”).

In connection with this response letter to the comments made by the staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, Staff comments have been summarized in bold typeface immediately followed by the Trust’s responses.

The Purisima All-Purpose Fund

1.
Staff Comment:  Please indicate supplementally whether the Fund’s shares are being sold publicly or if Fisher Asset Management, LLC, doing business as Fisher Investments (the “Adviser”), is indeed the sole shareholder of the Fund as indicated on page 23 of the Statement of Additional Information.

Response:  The Trust responds by confirming that currently the Fund has one shareholder.  The information in the Statement of Additional Information will be updated to reflect that Andrew Teufel, a principal of the Adviser, currently is the sole shareholder of the Fund.

2.
Staff Comment:  In general, please explain supplementally why this Fund exists.  Are the assets of the Fund comprised of the Adviser’s other accounts?  If so, please confirm that such accounts are not investing in the Fund in excess of Section 12(d)(1) limits.

Response:  The Trust responds by stating that the Fund’s original purpose was to provide an efficient defensive investment vehicle for the Adviser’s separately managed accounts in circumstances where the portfolio managers felt that their clients needed to be moved quickly in and out of defensive positions.  It was and still is the intent of the Adviser to not publicly market the Fund and to use it strictly as an investment vehicle for the Adviser’s separately managed account business.  Other investment companies do not invest in the Fund.  This year the Adviser determined it may wish to utilize the Fund not only for defensive purposes, but also as an efficient investment vehicle for growth strategies that could include specific sector or leveraged investing through the use of derivatives.  If the Fund were to go defensive, the Adviser may have a significant percentage of the separately managed clients’ portfolios invested in the Fund; however, if the Fund takes on an aggressive growth strategy profile, it is not the intent of the Adviser to invest a significant percentage of separately managed clients’ portfolios in the Fund.

3.
Staff Comment:  In footnote 2 to the Fees and Expenses table, please indicate whether the operating expenses limitation agreement renews automatically or whether the Board renews it each year.  Additionally, please confirm the current expiration year of 2021.  If the Board is responsible for renewing the agreement each year, then the expenses reflected in the expense example need to be adjusted so that they only reflect the expense cap for one year.  Or if the agreement actually continues through 2021, then please ensure that the 10-year expense example figure reflects the effect of the gross operating expenses, because then agreement does not run through a full 10-year period.

Response:  The Trust responds by affirming that the operating expenses limitation agreement is reviewed and extended by another year on an annual basis by the Board of Trustees so that at all times, the agreement is in place for at least a 10-year period.  The operating expenses limitation agreement is currently extended to 2022 and footnote 2 to the Fees and Expenses table will be corrected to reflect that.

4.	Staff Comment: Within the Fees and Expenses table, the Staff observes that the “Other Expenses” are over 300% of the Fund’s assets. Please explain supplementally why those expenses are so high.

Response:  The Trust responds by stating that the expenses of the Fund exceed 300% of the Fund’s assets due to the fact that the Fund has very low assets with only one shareholder and has not achieved the economies of scale that would cover normal mutual fund operating expenses.

5.
Staff Comment:  Within the Portfolio Turnover paragraph on page 2 and as reflected in the Fund’s Financial Highlights on page 21, the Staff observes that the Fund has incurred a 0% portfolio turnover rate for over five years.  Please explain supplementally how a portfolio turnover rate of 0% is possible.

Response:  The Trust responds by explaining that portfolio turnover rate is calculated by using the lower of the purchase or sale number for the fiscal year.  The Fund has not had both purchases and sales of long-term securities within the same fiscal year which then leads to 0% turnover ratio.

6.
Staff Comment:  On page 8 under Principal Strategies and Risks, the Staff observes that the Fund may invest in exchange-traded funds, which seems consistent with the Fund’s Fees and Expenses table on page 1 that reflects significant Acquired Funds Fees and Expenses.  Please (a) disclose whether there are other types of investment companies (e.g., money market funds) in which the Fund may invest; and (b) include discussion of such investments in the Fund’s Summary Section on page 2.  Please describe the strategies of the other investment companies or ETFs in which the Fund may invest.

Response:  The Trust responds by updating the Fund’s Summary Section to state as follows:

The Fund is non-diversified and seeks to achieve its objective through exposure to various sectors, asset classes and countries by investing in a diverse portfolio of domestic and/or foreign (including emerging markets) securities and other instruments that may include derivatives (including futures, options on futures, swaps and exchange-traded notes), money market instruments, common stocks (including small-capitalization stocks) and other equity-like securities (preferred stock, warrants, rights, and depositary receipts), fixed-income securities (including U.S. Government obligations, sovereign and high-yield debt), shares of other mutual funds, and exchange-traded funds. The Fund may also sell securities short. The Fund’s investments in different types of securities may vary significantly based on current or anticipated market conditions.

The Exchange-Traded Funds paragraph under the Principal Strategies section will be updated to state as follows:

ETFs in which the Fund invests may not be able to replicate the exact performance of the indices, countries, sectors or sub-sectors they track and may result in a loss.  In addition, shareholders bear both their proportionate share of the Fund’s expenses and similar expenses of the underlying investment company when the Fund invests in shares of another investment company.

A paragraph regarding investments in other investment companies will be added to the Principal Strategies section to state as follows:

Investment companies in which the Fund invests may not be able to replicate the exact performance of the indices, countries, sectors or sub-sectors they track and may result in a loss.  In addition, shareholders bear both their proportionate share of the Fund’s expenses and similar expenses of the underlying investment company when the Fund invests in shares of another investment company.

7.
Staff Comment:  Under the Principal Investment Strategies discussion, under the sub-heading Equity Bear Market Defensive Strategy, please describe in detail the proposed defensive strategy and provide a list of the types of securities in which the Fund may invest as part of this defensive strategy.  Please address whether the Fund may engage in short-selling as part of this strategy.

Response:  The Trust responds by revising the referenced paragraph to read as follows:

All-Purpose Strategy.  The Fund anticipates most of the time it will maintain a flexible strategy ranging from defensive to exposure to global equity markets.  A defensive strategy is intended to reduce losses from declines in certain markets or even to profit from those market declines.  In pursuing either strategy, the Fund may hold domestic and/or foreign (including emerging markets) securities and other instruments that may include derivatives (including futures, options on futures, swaps and exchange-traded notes), money market instruments, common stocks (including small-capitalization stocks) and other equity-like securities (preferred stock, warrants, rights, and depositary receipts), fixed-income securities (including U.S. Government obligations, sovereign and high-yield debt), shares of other mutual funds and exchange-traded funds.  The Fund may also sell securities short. The Fund’s investments in different types of securities may vary significantly based on current or anticipated market conditions.

8.
Staff Comment:  Under the Principal Investment Strategies discussion, under the sub-heading Futures and Options, the Staff observes that the Adviser proposes to “avoid registration as a commodity pool operator.”  Please explain supplementally how the Adviser proposes to do so under the new CFTC Rule 4.5.  Alternatively, please consider revising the paragraph.

Response:  The Trust responds by removing the referenced statement.

9.
Staff Comment:  Under the Principal Investment Strategies discussion on page 3, the Staff observes that the Fund has been invested in money market funds “since the Fund’s inception in November 2005.”  Please explain supplementally why the Fund has not been able to identify any appropriate market conditions for actively investing in the last seven years.

Response:  The Trust responds by referring to its response to Comment 2 above noting that the Fund’s original purpose was to provide an efficient defensive investment vehicle for the Adviser’s separately managed accounts in circumstances where the portfolio managers felt that their clients needed to be moved quickly in and out of defensive positions.  The Adviser was unable to determine an appropriate situation during the last seven years.  In 2008, the Adviser was unable to forecast the extent to which the decline in credit would impact the financial sector and, ultimately, create a global recession.  Rather than attempt to initiate a defensive posture once the market had declined significantly, the Adviser determined to remain invested in equities in separately managed accounts and not utilize the Fund in order to take advantage of the anticipated strong market rally that would ultimately follow.

10.	Staff Comment: Under the Principal Investment Risks section, please list and describe all of the risks associated with each type of derivative in which the Fund invests.

Response:  The Trust has reviewed the Principal Investment Risks disclosure and added the following additional language in response to the above comment:

●
ETF Risk – ETFs may trade at a discount to the aggregate value of the underlying securities and although expense ratios for ETFs are generally low, frequent trading of ETFs by the Fund can generate brokerage expenses.  In addition, an ETF may not replicate exactly the performance of the benchmark index it seeks to track for a number of reasons, including transaction costs incurred by the ETF, the temporary unavailability of certain index securities in the secondary market or discrepancies between the ETF and the index with respect to the weighting of securities or the number of securities held.  Shareholders of the Fund will indirectly be subject to the fees and expenses of the individual ETFs in which the Fund invests.

●
ETN Risk – ETNs do not make periodic coupon payments or provide principal protection. ETNs are subject to credit risk and the value of the ETN may drop due to a downgrade in the issuer’s credit rating, despite the underlying market benchmark or strategy remaining unchanged.  The value of an ETN may also be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying assets, changes in the applicable interest rates, changes in the issuer’s credit rating, and economic, legal, political, or geographic events that affect the referenced underlying asset.  When a Fund invests in ETNs, it will bear its proportionate share of any fees and expenses borne by the ETN.  A Fund’s decision to sell its ETN holdings may be limited by the availability of a secondary market.  In addition, although an ETN may be listed on an exchange, the issuer may not be required to maintain the listing and there can be no assurance that a secondary market will exist for an ETN. ETNs are also subject to tax risk.

11.	Staff Comment: Under the Principal Investment Risks section on page 3, please address the risks of leverage and short selling.

Response:  The Trust responds by adding the following disclosure to the Principal Investment Risks section on page 3 of the prospectus:

●
Leverage Risk.  This is the risk that leverage may cause the effect of an increase or decrease in the value of the Fund’s portfolio securities to be magnified and the value of shares of the Fund to be more volatile than if leverage was not used.  Leverage may result from certain transactions, including the use of derivatives and borrowing.

The Trust does not consider risks related to its short sale activities to be a Principal Investment Risk and therefore has not added additional disclosure regarding that activity.

12.	Staff Comment: Under the Principal Investment Risks section, in connection with the Fund’s investments in derivatives, please include the statement: “Losses could be greater than the amount invested.”

Response:  The Trust responds by adding the suggested statement.

13.
Staff Comment:  Under the Principal Investment Risks section, under the sub-heading Counterparty Risk, please delete the first sentence, “The Fund will not enter into any swap agreement or exchange-traded note unless the Adviser believes that the other party to the transaction is creditworthy.”  The statement is not a risk.

Response:  The Trust responds by deleting the sentence.

14.
Staff Comment:  Under the Principal Investment Strategies, to the extent applicable, please include disclosure regarding the Fund’s ability to invest in small-cap stocks, junk bonds, foreign securities and emerging markets.  Likewise, please add appropriate corresponding risk disclosure.

Response:  The Trust responds by updating the General Risks section with the following information:

Fixed-Income Securities. The Fund may purchase investment grade and high-yield debt securities. Investment grade securities are those securities that, at the time of purchase, are rated within the four highest rating categories by Moody’s Investors Service, Inc. (“Moody’s”) (Baa or higher), Standard & Poor’s Corporation (“S&P”) (BBB or higher), or other nationally recognized securities rating organizations, or securities that are unrated but deemed by the Adviser to be comparable in quality to instruments that are so rated.  Obligations rated in the lowest of the top four ratings, though considered investment grade, are considered to have speculative characteristics, and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher rated securities.  Subsequent to its purchase by a Fund, a rated security may cease to be rated, or its rating may be reduced below the minimum rating required for purchase by the Fund. The Adviser will consider such an event in determining whether the Fund should continue to hold the security, but such an event will not require the Fund to dispose of the security.

Smaller Capitalization Companies.  The Fund may invest a substantial portion of its assets in companies with modest capitalization, as well as start-up companies. While the Adviser believes that small and medium-sized companies as well as start-up companies can at times provide greater growth potential than larger, more mature companies, investing in the securities of these companies also involves greater risk, potential price volatility and cost. These companies often involve higher risks because they lack the management experience, financial resources, product diversification, markets, distribution channels and competitive strengths of larger companies. In addition, in many instances, the frequency and volume of their trading are substantially less than are typical of larger companies.  Therefore, the securities of smaller companies as well as start-up companies may be subject to wider price fluctuations.  Trading in securities of these companies tends to be more costly compared to larger companies.  As a result, a Fund could incur a loss even if it sells such a security shortly after its acquisition. When making large sales, a Fund may have to sell portfolio holdings at discounts from quoted prices or may have to make a series of small sales over an extended period of time due to the trading volume of smaller company securities.

15.
Staff Comment:  Under the Principal Investment Risks section, the Staff observes that the Fund has disclosed that it is subject to “Relatively High Portfolio Transaction Expenses.”  Please reconcile this disclosure with the fact that the Fund has had a portfolio turnover rate of 0% for the last five years.

Response:  The Trust responds by noting that although the Fund has historically had a low portfolio turnover rate, once the Fund has been used for the purposes described, the Fund will have a higher portfolio turnover rate.  For that reason, the Trust intends to maintain the disclosure as shown.

16.
Staff Comment:  Under the Principal Investment Risks section, to the extent applicable, please describe any other related risks, including the possibility of assets fluctuating wildly, which could have a negative effect on the Fund’s expenses.

Response:  The Trust responds by stating that although expenses associated with portfolio turnover could be highly volatile, other operating expenses will remain subject to the expense cap.  Consequently, changes in the expense ratios from dramatic asset flows will be mitigated by the expense cap.

17.
Staff Comment: Under the Principal Investment Risks section, please consider addressing the questions as to why the Adviser has the Fund and why the entire prospectus appears to be misleading to investors.

Response:  The Trust responds by respectfully stating that it believes that the disclosure as revised in response to these comments is complete, accurate and appropriate.  We would be pleased to discuss the Staff’s comments on the disclosure.  Although the purpose of the Fund may appear to be unusual, the Registrant does not believe that the proposed disclosure is in any way misleading to investors.

18.
Staff Comment:  Under the Performance section on page 5, the Staff observes that the Fund’s benchmark index is the Merrill Lynch U.S. Treasury Bills 0-3 Months Index.  Please explain supplementally why that Index is appropriate for this Fund, which apparently has the ability to invest diversely.

Response:  The Trust responds by respectfully stating that it believes the Merrill Lynch U.S. Treasury Bills 0-3 Months Index is an appropriate index. The index generally has achieved modest positive returns relative to cash over time, regardless of market conditions. Similarly, the Fund’s objective is to seek to generate positive returns over time regardless of general market conditions. Although the index reflects the performance of short-term investments, and the Fund would not necessarily be limited to the same universe of short-term investments, that index has best achieved the objective established for the Fund.  To achieve this objective, the Fund may tactically employ a wide variety of instruments including, but not limited to, those in the index, derivatives, money-market instruments, global stocks, other fixed-income securities, and shares of other mutual funds, alone or in combination.

19.
Staff Comment:  Under the Management section on page 5, please revise the third column heading with respect to the Fund’s Investment Policy Committee so that it reads “Managed the Fund since (date),” and provide appropriate conforming information.

Response:  The Trust responds by revising the disclosure as requested.

20.
Staff Comment:  Under Additional Information About Principal and Non-Principal Investment Strategies and Risks starting on page 7, please segregate the investment strategy discussion from the risk disclosure for clarity for both the Principal and Non-Principal Strategy discussions.

Response:  The Trust responds by reorganizing the strategies and risks sections to appear separately throughout the document.

21.
Staff Comment:  Under Additional Information About Principal and Non-Principal Investment Strategies and Risks on page 7, in the second paragraph under the sub-heading Derivatives, please identify the material protections absent for any unlisted options purchased.

Response:  The Trust responds by adding the following risk language:

Credit Risk is the risk that the counterparty to a derivatives contract or other transaction, is unable or unwilling (or is perceived to be unable or unwilling) to make timely payments of principal and/or interest, or to otherwise honor its obligations. The Fund will be subject to credit risks with respect to the counterparties of its derivative transactions.  Many of the protections afforded to participants on organized exchanges, such as the performance guarantee of an exchange clearing house, are not available in connection with OTC derivative transactions, such as foreign currency transactions.  As a result, in instances where the Fund enters into OTC derivative transactions, the Fund will be subject to the risk that its direct counterparties will not perform their obligations under the transactions and that the Fund will sustain losses or be unable to realize gains.

22.
Staff Comment:  Similar to the disclosure under Additional Information About Principal and Non-Principal Investment Strategies and Risks regarding Equity-Like Securities, please define the term the first time it is used in the Summary Section on page 2.

Response:  The Trust responds by defining the term, “Equity-Like Securities” in the Summary Section on page 2 of the Prospectus.

23.
Staff Comment:  Under Additional Information About Principal and Non-Principal Investment Strategies and Risks on page 8, the Staff observes that Money Market Instruments, Portfolio Turnover, and Short Sale Risk are categorized as non-principal strategies and risks.  Given that the Fund’s investments appear to predominantly consist of money market funds, would not the money market fund disclosure be more appropriately categorized as a principal strategy and risk?  Likewise, please address the appropriateness of categorizing short sales and portfolio turnover rate as non-principal risks.

Response:  The Trust responds by categorizing the risks related to money market instruments and portfolio turnover as Principal Investment Risks and moving it to the appropriate section of the Prospectus.  Because the Trust does not consider short sale activity to be a principal investment strategy, it will continue to categorize the related risks in the Non-Principal Investment Risk section of the Prospectus.

24.	Staff Comment: Under the Rule 12b-1 Fees discussion on page 20, please insert the required disclosure stating that over time, the fees will increase the cost of a shareholder’s investment in the Fund.

Response:  The Trust responds by inserting the required disclosure in the Rule 12b-1 Fees discussion on page 20 of the Prospectus.

If you have any additional questions or require further information, please contact Elaine E. Richards, Esq. of the Trust’s administrator, U.S. Bancorp Fund Services, LLC, at (626) 914-7363.

Sincerely,

/s/ Tom Fishel
Tom Fishel
Vice President
The Purisima Funds